FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending November 03, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: November 03, 2004                                   By: VICTORIA LLEWELLYN
                                                             ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

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03 November 2004

                               GlaxoSmithKline plc


GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17 May 2004 it purchased 500,000 of its Ordinary shares of 25 pence each ("shares") on 02 November 2004 at a price of 1167.62 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 49,478,000 of its shares in Treasury and has 5,886,425,106 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 2,500,000 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 600,000 shares to be issued under the GlaxoSmithKline Share Option Plan - ADS, 200,000 shares under the GlaxoSmithKline Savings Related Share Option Scheme, 500,000 shares under the SmithKline Beecham 1989 Executive Share Option Plan - Approved Ordinary shares, 500,000 shares under the SmithKline Beecham 1989 Executive Share Option Plan - US Ordinary Shareholders - Unapproved Plan and 700,000 shares to be issued under the SmithKline Beecham 1989 Executive Share Option Plan - US ADS Shareholders.